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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                               AMENDMENT NO. 1
                              (FINAL AMENDMENT)
                                      TO
                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
    (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                     AND
                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       ARDEN INDUSTRIAL PRODUCTS, INC.
                          (NAME OF SUBJECT COMPANY)

                          PARK-OHIO INDUSTRIES, INC.
                         P O ACQUISITION CORPORATION
                                  (BIDDERS)

                          -------------------------

                   COMMON SHARES, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    039780101
                                 (CUSIP NUMBER)

                            -------------------------

                             RONALD J. COZEAN, ESQ.
                           PARK-OHIO INDUSTRIES, INC.
                               23000 EUCLID AVENUE
                              CLEVELAND, OHIO 44117
                                 (216) 692-7200

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                            -------------------------

                                    COPY TO:
                            MARY ANN JORGENSON, ESQ.
                        SQUIRE, SANDERS & DEMPSEY L.L.P.
                                 4900 KEY TOWER
                                127 PUBLIC SQUARE
                           CLEVELAND, OHIO 44114-1304
                                 (216) 479-8500

                            CALCULATION OF FILING FEE

  TRANSACTION VALUATION*                                AMOUNT OF FILING FEE
      $41,936,736                                            $8,387

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*        For purposes of calculating amount of filing fee only. The amount assumes the purchase of 6,989,456 Common Shares, par value $.01 per share of Arden Industrial Products, Inc., at $6.00 net in cash per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $8,387          Filing Party:  PARK-OHIO INDUSTRIES, INC. and P O ACQUISITION CORPORATION
         Form or Registration No.: Schedule 14D-1   Date Filed:  June 26, 1997

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CUSIP NO. 039780101                14D-1

1        NAME OF REPORTING PERSON:

         P O Acquisition Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) [ ]
                                                                       (b) [ ]
3        SEC USE ONLY:

4        SOURCES OF FUNDS:

         AF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f).                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Minnesota

7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:

         6,882,532

8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES:                                                           [ ]

9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

         Approximately 98.5%

10       TYPE OF REPORTING PERSON:

         CO

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



CUSIP NO. 039780101                14D-1

1        NAME OF REPORTING PERSON:

         Park-Ohio Industries, Inc. (34-6520107)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [ ]

3        SEC USE ONLY:

4        SOURCES OF FUNDS:

         BK

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f).                                    [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Ohio

7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:

         6,882,532

8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES:                                                            [ ]

9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

         Approximately 98.5%

10       TYPE OF REPORTING PERSON:

         CO

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



         This Amendment No. 1 (Final Amendment) to Schedule 14D-1 amends and supplements the Tender Offer Statement (the "Statement") of P O Acquisition Corporation, a Minnesota corporation (the "Purchaser") and Park-Ohio Industries, Inc., an Ohio corporation (the "Parent") filed on June 26, 1997, relating to the offer by the Purchaser to purchase all outstanding Common Shares, par value $.01 per share, of Arden Industrial Products, Inc., a Minnesota corporation, as set forth in the Statement. This filing constitutes the final amendment to the Statement. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The information set forth in Item 6 of the Statement is hereby amended and supplemented by the following:

        At 5:00 p.m., New York City time, on Friday, July 25, 1997, the Offer expired. Based on a preliminary count, approximately 6,882,532 Shares were tendered pursuant to the Offer, of which 168,764 were tendered pursuant to notices for guaranteed delivery. On July 25, 1997, effective as of 5:01 p.m., New York City time, all Shares validly tendered and not withdrawn were accepted for payment by the Purchaser, subject to the terms of the Offer.

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


ITEM 10.  ADDITIONAL INFORMATION.

          The information set forth in Item 10 of the Statement is hereby amended and supplemented by the following:

        The text of the press release issued by Parent on July 28, 1997 is attached hereto as Exhibit (a)(8) and is incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


         (a)(8)   Text of Press Release





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


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 28, 1997                PARK-OHIO INDUSTRIES, INC.


                                     By:  /s/ James S. Walker
                                        ------------------------------
                                     Name:  James S. Walker
                                     Title:  Vice President

                                     P O ACQUISITION CORPORATION

                                     By:  /s/ James S. Walker
                                        ------------------------------
                                     Name:  James S. Walker
                                     Title:  Vice President


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